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Alan I. Annex, Esq.
212-801-9323
annexa@gtlaw.com

June 6, 2005

VIA EDGAR TRANSMISSION
Max A. Webb, Esq.
Daniel Morris, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Jean Yu
Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  CKX, Inc.
  Pre-Effective Amendment No. 2 to
  Registration Statement on Form S-1 (No. 333-123995)

Ladies and Gentlemen:

        On behalf of CKX, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 ("Amendment No. 2") to the Registrant's Registration Statement on Form S-1 (No. 333-123995), originally filed with the Commission on April 11, 2005, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed on May 19, 2005 (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith, for registration under the Securities Act of the offer and sale of up to $422,625,000 of shares of the Registrant's common stock, par value $.01 per share (the "Common Stock").

        Amendment No. 2 responds in part to the comments heretofore received from the Commission's staff (the "staff") by a letter dated June 3, 2005 (the "Comment Letter") with respect to the Registration Statement. Other changes reflect developments since the filing of Amendment No. 1. For the staff's convenience, the staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff's comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in Amendment No. 1 filed with the Commission on May 19, 2005, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 2. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

        In addition, Amendment No. 2 has been filed to reflect a change in the offering to 15,000,000 shares (plus an additional 2,250,000 shares that the underwriters have the option to purchase from us to cover over-allotments, if any). The Registrant notes that a filing fee of $37,222.63 was paid by the Registrant on April 11, 2005 by wire transfer to the Commission's U.S. Treasury lockbox depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in connection with the original filing of the Registration Statement with the Commission on such date. On the date hereof, the

Registrant has paid by wire transfer an additional $12,520.33 to the same U.S. Treasury lockbox depository account to reflect the registration of a specific number of shares at recent market price.

The Comment Letter

Amendment No. 1

Front Cover

1.
We note your response to our prior comment 5. Please revise the cover artwork to eliminate the phrase "The Global Phenomenon."

  The Registrant has revised the cover artwork to eliminate the phrase "The Global Phenomenon" and replaced it with "A Global View."

Our management information… identified deficiencies and material weaknesses, page 19

2.
We note that material deficiencies with respect to the internal controls of the Presley Business and 19 Entertainment were discovered. However, it does not appear that you disclosed the deficiencies related to 19 Entertainment in the 10-QSB for which you provided Sarbanes-Oxley certifications. Please advise.

  The Registrant's Form 10-QSB for the quarter ended March 31, 2005 disclosed the existence of material weaknesses at the Presley business. During the period between the filing of the Registrant's Form 10-QSB and Amendment No. 1, the independent auditors of 19 Entertainment provided a preliminary report to the Registrant indicating that certain internal control matters exist at 19 Entertainment which, although not rising to the level of material weaknesses, represent significant deficiencies as defined in Public Company Accounting Oversight Board Auditing Standard No. 2 "An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements." Accordingly, although such information was not available at the time of the filing of the Registrant's Form 10-QSB, the Registrant included additional disclosure in Amendment No. 1 describing the existence of the significant deficiencies at 19 Entertainment and the actions the Registrant intends to take to address such deficiencies.

Summary of Historical and Pro Forma Financial Data, page 8

3.
Reference is made to your presentation of operating expenses in the table on page 9. It appears the amounts representing operating expenses on a historical and pro forma basis for the year ended December 31, 2004 and three months ended March 31, 2005 differ from the amounts of operating expenses included in your historical and pro forma statements of operations on pages F-3, 36, and 37 of your document. In this regard, your presentation of operating expenses on page 9 appears to represent a non-GAAP financial measure, whose presentation must comply with the disclosure requirements outlined in FR-72. Please revise your presentation of this measure to comply with the requirements of FR-72.

  The Registrant has revised the presentation of operating expenses in the Summary of Historical and Pro Forma Financial Data on page 9 of Amendment No. 2 to comply with the disclosure requirements of FR-72.

Unaudited Pro Forma Condensed Combined Financial Information, page 31

The Graceland Lease, page 32

4.
We note your response to prior comment number 25 citing that the acquisition of the Presley business is based upon a preliminary purchase price allocation with no additional allocation to the Graceland lease. Further, we note that you have engaged independent appraisers to assist with the valuation of the assets acquired and that as a result you may make adjustments to the purchase price allocation once the appraisal is completed. In this regard, tell us whether you expect any additional amounts to be allocated to the Graceland lease as a result of the independent appraisal. If not, please tell us why you believe no additional amounts (i.e., intangible assets for favorable contract terms) are required. We may have further comment upon receipt of your response.

  The initial valuation report prepared by the independent appraiser did not include a valuation of the Graceland lease. We have subsequently discussed the Graceland lease with the independent appraiser and they are in the process of completing an appraisal of the value of the lease in accordance with FAS 141. Based on discussions with the independent appraiser and their preliminary estimates, the Registrant currently believes that as a result of the independent appraisal process it will not have additional amounts allocated to the Graceland lease which would have a material impact on its actual or pro forma financial statements. If the independent appraiser were to determine that an additional amount should be allocated to the Graceland lease, the Registrant would re-allocate a portion of the purchase price currently identified as goodwill to the lease. As the lease has a 90 year term, any change in the fair value ascribed to the lease and the resulting change in amortization expense would be highly unlikely to have a significant impact on the Registrant's results of operations.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 36

5.
Please explain why the adjustment to depreciation and amortization expense for the three months ended March 31, 2005 of $2,688 does not agree to the total of the amounts of the adjustments for this expense reflected in footnotes 1.B.(v) and 1.C.(iii) of $3,013. Please reconcile and revise these disclosures.

  The Registrant has added additional disclosure to Note 1 to the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 39 to clarify that the $2,688 reflects the incremental pro forma depreciation and amortization expense for the periods prior to its acquisition of the Presley business and 19 Entertainment.

6.
Please revise to include footnote disclosure explaining how the adjustments to weighted average shares outstanding for the various transactions reflected in the pro forma statements of operations were calculated or determined.

  The Registrant has added additional disclosure to Notes 1A(iv), 1D(iii) and 2 to the Unaudited Pro Forma Condensed Combined Financial Information on pages 38 and 42 to explain how the adjustments to the weighted average shares outstanding for the various transactions reflected in the pro forma statements of operations were determined.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 38

Note 1—Pro Forma Adjustments, page 39

D(i)—Other Adjustments, page 39

7.
We note your response to prior comment number 41 but reissue our comment. Please revise your footnote to specifically disclose the amount of each cost (e.g., corporate office space, salaries, benefits, etc) that comprise the pro forma adjustments related to the incremental corporate expenses of $9,900,000 and $441,000. For each of the costs included in the pro forma adjustment, describe for us the basis for determining the amounts and why management believes they are factually supportable, directly attributable to the transaction and expected to have a continuing impact. Your revised disclosure should also clearly describe any significant assumptions involved in determining the pro forma adjustment. Please note that adjustments based on "management estimates" are not generally considered to be factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

  The Registrant has added additional corporate expenses in its pro forma financial statements because the Registrant's historical operating expenses reflected those of a company with no operating business and no employees and therefore were not indicative of the cost to operate the Registrant's business once it completed the investment in the Registrant by a new management team, and the acquisitions of the Presley business and 19 Entertainment. Further, the historical operating expenses of the Presley business and 19 Entertainment do not include certain costs necessary to operate these businesses as a public company.

  Concurrent with or shortly following the completion of the acquisition of the Presley business on February 7, 2005, the Registrant entered into written agreements committing itself to the annual operating expenses summarized below. The Registrant believes that these commitments and expenses were necessary to establish an infrastructure sufficient to support the Registrant's business objective—to operate and expand the Presley business and to seek out other acquisition opportunities. In addition, the Registrant believes this infrastructure was necessary to operate as a public company with a significant operating business. Furthermore, the hiring of such management team and the establishment of such infrastructure was a requirement of the investment group which acquired a controlling interest in the Registrant on February 7, 2005 and of the sellers of the Presley business.

        The expenses committed to by the Registrant comprised of the following:

  (a)    Hire five senior executives with long-term employment contracts at an annual cost of $3.2 million;

  (b)    Hire additional staff in legal, accounting and administrative roles at an annual cost of $2.4 million;

  (c)    Lease executive office space and commit to related maintenance contracts at an annual cost of $1.0 million; and,

  (d)    Commit to other annual operating expenses including fees and expenses for seven independent directors, and the costs of directors and officers insurance policies, liability insurance policies and workers compensation policies, totaling $1.3 million.

  The Registrant also estimates that it will incur approximately $2.1 million of additional annual corporate overhead costs for which it has no current contractual commitments. These costs include incremental annual audit and legal costs (above that of a public company with no operating assets), the cost to comply with the Sarbanes-Oxley Act, travel and entertainment expenses for the new corporate employees and miscellaneous related operating expenses including telephone and utility costs. These costs have been removed from the Unaudited Pro Forma Condensed Combined Statements of Operations and included as a footnote disclosure.

D(iv)—Other Adjustments, page 39

8.
We note your response to prior comment number 30 and your revised disclosure in footnote 1.D.(iv) providing the reasons for the pro forma adjustment to income tax (expense) benefit under the column "Acquisition Adjustments." However, it is unclear how you calculate the pro forma adjustments of $6,947,000 and $(7,000) for the year ended December 31, 2004 and three months ended March 31, 2005, respectively. In this regard, please clarify and disclose the mathematical calculation for each of the adjustments. Also similarly revise your disclosure in footnote 2 to show the mathematical calculations for the pro forma adjustments to income tax (expense) benefit of $(4,138,000) and $(1,034,000) under the heading "Offering Adjustments" for the periods ended December 31, 2004 and March 31, 2005, respectively. We may have further comment upon receipt of your response.

The Registrant has revised the disclosure in footnote 1.D. beginning on page 40 and footnote 2 beginning on page 42 to the Unaudited Pro Forma Condensed Combined Financial Statements to show the mathematical calculations of the adjustments to income tax (expense) benefit.

9.
Also, please correct the numerical sequence in footnote 1. It appears footnote 1.D.(iv) should be numbered 1.D.(ii).

The Registrant has corrected the numerical sequence in footnote 1 as requested.

Management's Discussion and Analysis, page 46

CKX, Inc., Historical Operating Results, page 50

Three Months Ended March 31, 2005 Compared to Three Months ended March 31, 2004 for the Presley Business, as Predecessor, page 50

10.
The discussion of operating expenses included in MD&A is overly general and should be revised. Please revise to include a more detailed discussion of the various costs comprising your operating expenses and the facts and circumstances responsible for the changes in the amounts of the various types of operating costs.

The Registrant has revised the discussion of operating expenses included in MD&A to include additional detail regarding the various costs comprising its operating expenses and the facts and circumstances that give rise to such costs.

Cash Flows for Three Months Ended March 31, 2005, page 58

Use of Capital, page 58

11.
We note that you are in negotiations related to a proposed $50.0 million revolving credit facility. If the terms of this credit facility are agreed upon prior to the effective date of this registration statement (either in the form of a definitive agreement or term sheet), please revise your disclosure accordingly.

The Registrant has signed a commitment letter with respect to the proposed $50.0 million revolving credit facility and has revised its disclosure to summarize the material terms thereof, beginning on page 59.

Dividends, page 59

12.
Please expand the discussion here and in the "Dividend Policy" section of the registration statement to explain why the Company believes it will be able to satisfy the dividend requirements associated with its Series B Convertible Preferred Stock, given its lack of profitability.

The Registrant has addressed the staff's comment by revising the discussion of the dividend requirements associated with the Registrant's Series B Convertible Preferred Stock beginning on page 61. Although the Registrant believes that it will be able to pay the required quarterly dividend to the holders of the Series B Convertible Preferred Stock until at least the maturity date of the Presley and 19 Entertainment short term senior loans on February 6, 2006, given the terms of the Series B Convertible Preferred Stock, the Registrant acknowledges that the dividend payment obligation may continue for an extended period of time and the Registrant cannot make assurances that it will be able to meet such payment obligation in future years.

Quantitative and Qualitative Disclosure about Market Risk, page 62

13.
Reference is made to your disclosure regarding interest rate risk. Based upon your total debt outstanding of $148 million as of March 31, 2005, we would expect the effect of an increase or decrease in interest rate of 1% to lead to an increase or decrease of annual interest expense of $1,480,000 rather than $148,000. Please advise or revise as necessary.

The Registrant has corrected the disclosure regarding interest rate risk on page 64 to indicate that as of March 31, 2005 the effect of an increase or decrease in interest rates of 1% would lead to an increase or decrease of annual interest expense of approximately $1.5 million.

Underwriting, page 117

14.
We note your response to our prior comment 62. Please confirm if true, that all procedures related to the electronic offering have been cleared by us.

The Registrant has been advised that any electronic offering by Bear, Stearns & Co. Inc. will be done in accordance with procedures that have been cleared by the Securities and Exchange Commission. In addition, Bear, Stearns & Co. Inc. has advised the Registrant that it requires, through its Agreement Among Underwriters, that any member of the underwriting syndicate only engage in distributions if the procedures to be used by such underwriter have been cleared with the Securities and Exchange Commission.

CKX, Inc.

Condensed Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-7

15.
Please revise the notes to your financial statements to include all of the disclosures required by paragraph 5 of APB 12 with respect to your property and equipment.

The Registrant has revised the notes to its financial statements on page F-7 with respect to property and equipment to include all of the disclosures required by paragraph 5 of APB 12.

Note 3—Capital Structure, page F-10

The Presley Acquisition (Predecessor), page F-11

16.
We note your response to our prior comment number 34 and the disclosure that has been included in Note 3 in response to our prior comment indicating that the stated value of the Series B Convertible Preferred Stock approximates the fair value of the Series B Convertible Preferred Stock based on the securities liquidation preferences, annual dividend of 8%, conversion feature and the fair value of the underlying common stock. Please explain to us in further detail why you believe the stated value of Series B Convertible Preferred Stock of $15.30 per share or $22,825,000 in total approximates its fair value based on these factors. We may have further comment upon receipt of your response.

The Registrant concluded that the stated value of the Series B Convertible Preferred Stock approximates the fair value of the Series B Convertible Preferred Stock based on a detailed analysis of the terms and features of the security. The specific factors which the Registrant considered were as follows:

(a) Each share of Series B Convertible Preferred Stock has a stated value of $15.30 and is convertible into one share of common stock;

(b) Each share of Series B Convertible Preferred Stock is entitled to an annual dividend at a rate of 8% per annum;

(c) The Series B Convertible Preferred Stock ranks senior to all other classes of the Registrant's equity securities (except the Series A Convertible Redeemable Preferred Stock at the time of its issuance); and,

(d) During the period beginning seven years and six months following the date of issuance and ending eight years and six months following the date of issuance, the Registrant can redeem the outstanding shares of the Series B Convertible Preferred Stock for an aggregate price equal to the stated value plus accrued but unpaid dividends through the date of redemption. If the Registrant does not exercise its redemption right, the conversion price with respect to the Series B Convertible Preferred Stock is thereafter reduced to the lower of (i) the conversion price then in effect or (ii) the average closing price of the Registrant's common stock over a three day trading period measured as of the last day of the redemption period.

Based on the features of the Series B Convertible Preferred Stock described in (b), (c) and (d) above, the Registrant concluded that the security has numerous yield and liquidity features similar to a debt instrument. The Registrant considered the positive facts that the Series B Convertible Preferred Stock pays a higher yield than its debt (8% versus 7%) and the value of the conversion feature as well as the offsetting impact of the reduced security and liquidity of the Series B Convertible Preferred Stock. Based on these factors the Registrant believes that the stated value of the Series B Convertible Preferred Stock approximates the fair value of the security at the date of issuance.

Note 6—Acquisitions, page F-15

The Presley Business (Predecessor), page F-15

17.
We note your response to prior comment number 35 citing the various identifiable intangible assets recognized in connection with the Presley acquisition have been estimated based upon a preliminary valuation prepared by an independent appraiser. Tell us and disclose the reason(s) why the allocation is preliminary and when you expect the allocation to be finalized. Tell us whether you expect any material changes to the original purchase price allocation or any significant additional liabilities or tangible or intangible assets to result from the valuation. If so, we believe you should disclose the amounts and any uncertainties that may effect the income statement (i.e., amortization periods), if applicable. If not, please specifically disclose that you do not expect any significant changes to result from the finalized purchase price allocation. Also, describe in detail any significant assumptions involved in determining the fair value of the assets recognized. We may have further comment upon receipt of your response.

The allocation of purchase price for the Presley business is preliminary because the Registrant is still reviewing the preliminary appraisal report rendered by the independent appraiser. The Registrant expects that the allocation will be finalized by the time it files its Form 10-QSB for the quarter ending September 30, 2005. The Registrant is unable to determine at this time whether any material changes to the original purchase price allocation or any significant additional liabilities or intangible assets may result from the final valuation report. The Registrant has revised the disclosure in footnote 6 to the Registrant's financial statements on page F-15 to indicate that it is unable to determine whether any significant changes will result from the final purchase price allocation. The Registrant has also included additional disclosure in footnote 6 on page F-16 indicating the potential change in annual amortization expense if the amount allocated to a specific category of fixed assets or intangible assets were to increase or decrease by $1 million.

18.
We note that you have also engaged an independent appraiser to prepare a valuation of 19 Entertainment. Tell us and revise your footnotes to similarly provide the information requested in our comment above with respect to Presley Business regarding your purchase price allocation for 19 Entertainment.

The allocation of purchase price for 19 Entertainment is preliminary because the Registrant has not yet received the preliminary appraisal report to be rendered by the independent appraiser. The Registrant expects that the allocation will be finalized by the time it files its Form 10-QSB for the quarter ending September 30, 2005. The Registrant is unable to determine at this time whether any material changes to the original purchase price allocation or any significant additional liabilities or intangible assets may result from the final valuation report. The Registrant has revised the disclosure in footnote 6 to the Registrant's financial statements on page F-19 to indicate that it is unable to determine whether any significant changes will result from the final purchase price allocation. The Registrant has also included additional disclosure in footnote 6 on page F-19 indicating the potential change in annual amortization expense if the amount allocated to a specific category of fixed assets or intangible assets were to increase or decrease by $1 million.

19 Entertainment, page F-17

19.
We note your response to our prior comment number 50 and the disclosures provided in Note 6 to your interim financial statements in response to our prior comment. Please revise the disclosures included in Note 6 to explain in further detail the facts and circumstances considered in determining the appropriate accounting treatment and the related valuation of the put/call agreement with certain former owners of 19 Entertainment. The disclosures provided in the notes to your financial statements should be similar to those provided in response to our prior comment.

The Registrant has revised the disclosures in Note 6 on page F-17 to explain in further detail the facts and circumstances considered in determining the appropriate accounting treatment and the related valuation of the put/call agreement with certain former owners of 19 Entertainment. The revised disclosures are similar to those provided in the Registrant's response to the Commission's prior comment.

Pro Forma Information, page F-19

20.
Please clarify in Note 6 why the pro forma information for the three months ended March 31, 2005 excludes compensation expense associated with the exercise of employee stock options by 19 Entertainment employees immediately prior to the Company's acquisition.

The pro forma information for the three months ended March 31, 2005 in Note 6 beginning on page F-19 excludes compensation expense associated with the exercise of employee stock options by 19 Entertainment employees immediately prior to the Registrant's acquisition because the exercises were a one time non-recurring event which were a result of the acquisition and will not have a continuing impact on the operations of the combined businesses. 19 Entertainment was a private company prior to its acquisition by the Registrant and its stock options were exercisable only upon a sale of the company. The Registrant has included this information in footnote 6 and has indicated the impact on the pro forma net loss applicable to common stockholders and the net loss per common share if the one time non-recurring cost associated with the stock option exercise were included.

19 Entertainment Limited

Financial Statements

Note 24—Summary of Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America, page F-67

Cumulative effect on shareholders' equity of differences between UK and US GAAP, page F-68

(k)   Dividends, page F-74

21.
We note your response to prior comment number 72. However, it is still unclear how you arrive at the amounts related to dividends included in the reconciliation of stockholders' equity from UK GAAP to US GAAP of £243,000 and £1,972,000, respectively. Please revise Note 24(k) to include a table reflecting the calculation of the US GAAP adjustments.

Upon further review, the Registrant has revised the UK GAAP to US GAAP reconciliation of shareholders equity in note 24 on page F-71 as it relates to the dividend adjustment. Note 24(k) has also been revised on Page F-75 and the Registrant now believes this clearly states the basis for the adjustments and how such amounts were derived.

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned.

Very truly yours,
/s/ Alan I. Annex Alan I. Annex, Esq.
cc:	Robert F.X. Sillerman Howard J. Tytel, Esq. Michael L. Pflaum, Esq. Marc D. Jaffe, Esq.

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The Comment Letter Amendment No. 1